On January 20, 2015, shareholders of the
Dividend Growth Fund and the Growth
Opportunity Fund approved the reappointment
of Oak Ridge Investments, LLC as investment
advisor to the Funds. The percentage of shares
outstanding and entitled to vote that were
present in person at the meeting were 100% and
74% of the Dividend Growth Fund and the
Growth Opportunity Fund, respectively.  The
numbers of shares voted were as follows
Dividend Growth Fund
For  Against  Abstain  Total
27,782   -   -   27,782
Growth Opportunity Fund
For  Against  Abstain  Total
9,372   -   -   9,372